

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 21, 2011

via U.S. mail and facsimile

Andrea Jung, Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, NY 10105-0196

      RE: **Avon Products, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 24, 2011
               File No 1-04881

Dear Ms. Jung:

We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief